NEWS RELEASE

No. 07- 16

TSX: ELD  AMEX: EGO

August 3, 2007

Q2 2007 Financial and Operational Results - Record Gold Production and  Earnings

(all figures in United States dollars, unless otherwise noted)

VANCOUVER, BC - Paul N. Wright, President and Chief Executive Officer of Eldorado Gold Corporation, is pleased to report on the Company’s financial and operational results for the second quarter ended June 30, 2007. “This was a very successful quarter for Eldorado,” he stated. “We produced 98,970 ounces of gold at an average cash operating cost of $259 per ounce with record earnings of $26.7 million and completed a positive feasibility study for our Efemçukuru project”

Q2 2007 Highlights

•

Generated record earnings of $0.08 per share

•

Generated record revenue of $76.7 million

•

Recorded operating cash flow of $37.1 million

•

Produced a total of 98,970 ounces of gold from our operations at a cash operating cost of $259 per ounce

•

Completed a full year of commercial production at our Kisladag mine, Turkey and in the second quarter produced 68,095 ounces of gold at a cash operating cost of $187 per ounce.  Kisladag year-to-date has produced 111,696 ounces of gold.

•

Completed the feasibility study on our Efemçukuru project in Turkey

•

Made a construction decision at Vila Nova Iron Ore in Amapa State, Brazil

Financial Results

Our consolidated net income for Q2, 2007 was $26.7 million or $0.08 per share compared with net income of $0.2 million or $0.00 per share in Q2 2006. Net income for the six month period ended June 30, 2007 was $39.3 million or $0.11 per share (2006 net loss - $7.2 million); ($0.02 loss per share). Cash flow generated from operations before changes in non-cash working capital totaled $37.1 million compared to $0.8 million in Q2 2006.   This increase in net income resulted from higher revenues from gold sales due to increased production, higher gold prices and lower production costs, offset by lower interest income and increased administrative expenses in the second quarter.

In Q2 2007, we sold 112,702 ounces of gold at an average price of $664 per ounce, compared to 17,907 ounces at an average price of $615 per ounce in Q2, 2006.  In Q2 of 2006, we were only producing gold from our São Bento mine; and we were in pre-production at Kisladag.

Operating Performance

Kisladag

In the quarter we added 1.9 million tonnes of ore at an average grade of 1.32 grams of gold per tonne (“g/t Au”) to the leach pad and produced 68,095 ounces of gold at a cash operating cost of $187 per ounce and sold 69,165 ounces of gold for revenues of $46.0 million.  Total ore placed on the leach pad for the first six months of 2007 is 3.7 million tonnes at an average grade of 1.30 g/t Au, with a six months production of 111,696 ounces of gold and sales of 115,979 ounces creating $76.4 million in revenue. Cash operating cost at the mine for the six months was $189 per ounce.   At June 30, 2007 the leach pad contained approximately 9.7 million tonnes ore at a grade of 1.18 g/t Au. With the shut down of the Kisladag mine, in August 2007, and based on a resumption of mining in November, production for the year is now forecast to be approximately 185,000 ounces at a cash cost of $195 per ounce.

In the quarter, we completed the mine expansion project bringing total designed throughput to 10 million tonnes per year and commenced commissioning during the quarter.

Tanjianshan

During the second quarter we produced 29,135 ounces of gold and sold 36,625 ounces for revenues of $24.2 million.   Cash costs of $440 per ounce for the quarter reflected a strip ratio of 27:1 compared with the life of mine strip ratio of 6.4:1.  A total of 237,909 tonnes of ore was processed at an average head grade of 4.41 g/t Au.  We are forecasting 2007 production of approximately 135,000 ounces of gold at an average cash cost of $290 per ounce.

In the six months ended June 30, 2007, Tanjianshan has produced a total of 68,387 of which 12,492 ounces of gold were treated as pre-production. Total 2007 commercial production which began in February was 55,895 ounces of gold at a cash operating cost of $353 per ounce. Gold sales of commercial production in 2007 were 50,259 ounces of gold for a revenue stream of $33.1 million. During the first quarter, sales of gold produced from pre-commercial operations totalled 15,573 ounces ($10.1 million of revenue), the proceeds of which were recorded as a recovery of mine development costs in accordance with generally accepted accounting principles and our accounting policies.

São Bento

During the second quarter, we produced 1,740 ounces of gold at a cash operating cost of $80 per ounce and sold 6,912 ounces for $4.6 million.  Costs for the quarter consist mainly of processing cost as mining operations ceased in January.  In the six months ended June 2007, Sao Bento produced 7,667 ounces of gold at a cash operating cost of $208 per ounce. Gold sales for the six month period were 10,641 ounces ($6.9 million).

We are now working on the mine reclamation activities and in the quarter ended June 2007 we spent $1.5 million ($2.6 million in the year to date) against the projected reclamation liability of $9.6 million of which $8.3 million will be spent during 2007.

Development

Efemçukuru

Results from the Wardrop Engineering feasibility study on the Efemçukuru gold deposit provide a 9.4 year mine with 3.786 million tonnes mine throughput at 86.5% metallurgical recovery and an average annual gold production of 113,610 ounces of gold.  Initial capital cost is planned at $104.2 million.

The study has been based on the updated drilling results from the 26,000 meters of drilling to date from the 2006 -2007 drilling program.  Mining methods for the deposit follow conventional trackless practice using both long hole and mechanized cut and fill methods.  Access to the underground workings will be via two horizontal adits connecting to a dual underground ramp system. A concentrator plant will be located on site to recover gold through gravity and flotation methods.  The flotation concentrate will be further processed at a dedicated facility located at Kisladag mine in Usak province.

Efemçukuru reserves have increased to 3,786,000 tonnes of proven and probable reserves (1.2 million ounces) at 10.04 g/t Au out of a resource of 3,882,000 tonnes (1.39 million ounces) of measured and indicated resource at 11.20 g/t Au and 753,000 tonnes of inferred resource at 8.79 g/t Au.

Vila Nova Iron Ore

Following the completion of an updated pre-feasibility study, the Company has elected to develop the Vila Nova Iron Ore project in partnership with DSI.  The joint venture has been re-negotiated with Eldorado earning into 75% of the project.  Detailed engineering is underway and negotiations with interested buyers are ongoing.  The project requires a capital investment of $32 million by the Company, delivering $153 million of operating cash flow and returning a 41% IRR based on 2006 iron ore prices.  Construction is anticipated to commence in September 2007 with an approximate 12-month construction period.

Exploration Outlook

Exploration expense for Q2 2007 was $2.9 million (quarter Q2 2006 - $3.2 million). The year to date exploration expense was $5.7 million (2006 - $5.4 million). The Q2 decrease over the 2006 period is attributable to timing of exploration activities, primarily drilling, in Brazil, Turkey, and China. In 2007, our planned exploration budget remains at $14.2 million.

Exploration - Turkey

During Q2, work continued on our Biga Peninsula properties and began on our properties in the Pontide District. Exploration activity did not begin on Demir joint venture licenses until late in the quarter.

On the Biga Peninsula we completed diamond drilling at Dogancilar (totalling 1,173 meters in 8 drill holes). No notable precious or base metal mineralization was intersected. However west and north of the drilled vein systems, satellite imagery revealed a possible volcanic center. This new area will be evaluated later in the year by extending our existing soil sample grid to cover the interpreted feature. We completed our work at Kuscayiri this quarter. Results of the mapping and surface rock sampling continued to yield positive results with most samples returning anomalous gold values. The hosts for this mineralization appear to be east-west trending, vuggy silica ridges.

In the Pontide district, our preparations for an 8 hole reverse circulation drill program on the Kapikaya project were completed. Drilling is expected to begin early next quarter. Elsewhere, in the Samson area, Mahmur Tepe structural geology was reviewed by a consultant. The 2006 drilling was confirmed to have limited the area to which widespread gold mineralization may be located. Untested areas remain for more laterally constrained, high grade gold mineralization. These latter areas will be assessed later in the year. At nearby Saltuk Tepe, our soil sampling unveiled several gold-in-soil anomalies over and around gabbroic intrusive bodies. We are planning to conduct detailed mapping here later in the summer.

Work on Demir JV licenses only began late in the quarter. Together with our joint venture partner, we conducted soil sampling and geologic mapping programs at the Bayat property. The target was a series of trending silicified structures and veins. Results are pending. Preparation to drill various high sulphidation gold targets will begin soon.

Exploration - Brazil

Exploration activities continued throughout Q2 on our exploration licenses in Amapa State. Work in the Vila Nova region continued to focus on mapping and geochemical sampling in license areas covering regional geophysical based targets. This past quarter saw license areas immediately north of the former Vila Nova joint venture property evaluated. Numerous gold-in-soil anomalies along a trend were found on a first pass widely spaced grid. We have created more detailed grids locally to better define these anomalies. Soil sampling and geology mapping will begin later this summer.

At Tartarugalzinho our exploration activities comprised soil and rock sampling over various regional geophysical and stream geochemical gold anomalies in the middle and southeast portions of the property. Auger drill testing of numerous gold-in-soil anomalies has failed to match the geochemical anomalies with any sub-cropping gold mineralization. Instead, the anomalies appear to be the result of intense laterite development. A decision whether to continue work on this property will be made later this summer after review of the pending results.

Exploration - China

Diamond drilling began on our Tanjianshan property in Q2. Using three diamond drill rigs, we began our work on the Jinlonggou (“JLG”) North and Qinlongtan (“QLT”) Deep targets. The program at JLG North, a mineralized zone located immediately north of our JLG deposit, is proving to be successful with initial positive results disclosed. This nearly completed program currently consists of 38 drilled holes totalling 4,368 meters. Our drilling at the QLT Deep target to test the down dip potential of our OLT deposit below the planned open pit bottom, finished 4 holes totalling 1,093 meters. Results from these initial holes are pending.

“We are very pleased with the performance of the Company in the quarter with an exceptional operating performance and good progress in our development and exploration activities.  Subsequent to the quarter end, the decision by the Turkish 6th Department of Council of State necessitates the closure of the Kisladag mine in August.  This decision whilst disappointing is viewed by the Company as temporary and we remain confident that the mine will re-open with a positive decision by the Court.  Based on our current view of the likely duration of the Kisladag mine closure and the performance of our operations, we are forecasting year-end production of 325,000 ounces with cash costs for the year at approximately $235/ounce,” commented Paul N. Wright, President and Chief Executive Officer.

Eldorado is a gold producing and exploration company actively growing businesses in Turkey, China and Brazil. With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that Eldorado is well positioned to grow in value as we create and pursue new opportunities.

ON BEHALF OF

ELDORADO GOLD CORPORATION

“Paul N. Wright”

Paul N. Wright

President and Chief Executive Officer

Eldorado will host a conference call today to discuss the Q2 2007 Financial and Operational Results at 11:00 a.m. EDT (8:00 a.m. PDT).  You may participate in the conference call by dialing 416-641-6117 in Toronto or 1-866-223-7781 toll free in North America and asking for the Eldorado Conference Call with Chairperson: Paul Wright, President and CEO of Eldorado Gold.  The call will be available on Eldorado’s website. www.eldoradogold.com.  A replay of the call will be available until August 10, 2007 by dialing 416-695-5800 in Toronto or 1-800-408-3053toll free in North America and entering the Pass code: 3228316#.

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995, and forward looking statements or information within the meaning of the Securities Act (Ontario) .  Such forward looking statements or information include, but are not limited to statements or information with respect to  unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements or information are subject to a variety of risks and uncertainties, which could cause actual events, or results to differ from those reflected in the forward-looking statements or information. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward looking statements.  Specific reference is made to “Forward Looking Statements and Risk Factors” in the Company’s Annual Information Form and Form 40-F dated March 29, 2007.  Forward-looking statements herein include statements regarding the expectations and beliefs of management.  Such factors included, amongst others the following:  gold price volatility; impact  of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves, and between actual and estimated metallurgical recoveries; mining operational risk; risks from litigation; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; speculative nature of gold exploration; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the section entitled “Risk Factors” in the Company’s Annual Information Form and Form 40-F dated March 29, 2007.  We do not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the U.S.

Eldorado Gold Corporation’s shares trade on the Toronto Stock Exchange (TSX: ELD) and the American Stock Exchange (AMEX: EGO). The TSX has neither approved nor disapproved the form or content of this release.

Contact:

Nancy E. Woo, Manager Investor Relations

Eldorado Gold Corporation

Phone: 604.601.6650 or 1.888.353.8166

1188, 550 Burrard Street

Fax: 604.687.4026

Vancouver, BC V6C 2B5

Email: nancyw@eldoradogold.com

Web site: www.eldoradogold.com

Request for information packages: info@eldoradogold.com

PRODUCTION HIGHLIGHTS1

	First Quarter 2007	Second Quarter 2007	Second Quarter 2006	First Six Months 2007	First Six Months 2006
Gold Production
Total Ounces Produced	88,780	98,970	25,035	187,750	44,147
Commercial Production	76,288	98,970	25,035	175,258	44,147
Cash Operating Cost ($/oz)[4]	220	259	378	242	396
Total Cash Cost ($/oz)[2,4]	233	287	386	263	404
Total Production Cost ($/oz)[3,4]	270	332	463	305	450
Realized Price ($/oz - sold)	647	664	615	658	584
Kişladağ Mine, Turkey[5]
Commercial Production	43,601	68,095	6,872	111,696	6,872
Tonnes to Pad	1,849,330	1,872,691	1,493,156	3,722,021	1,493,156
Grade (grams / tonne)	1.27	1.32	0.97	1.30	0.97
Cash Operating Cost ($/oz)[4]	192	187	242	189	242
Total Cash Cost ($/oz)[2,4]	194	190	242	192	242
Total Production Cost ($/oz)[3,4]	225	221	n/a	223	n/a
Tanjianshan Mine, China[6]
Total Ounces Produced	39,252	29,135	n/a	68,387	n/a
Commercial Production	26,760	29,135	n/a	55,895	n/a
Tonnes Milled	142,859	237,909	n/a	380,768	n/a
Grade (grams / tonne)	7.17	4.41	n/a	5.44	n/a
Cash Operating Cost ($/oz)[4]	260	440	n/a	353	n/a
Total Cash Cost ($/oz)[2,4]	291	522	n/a	411	n/a
Total Production Cost ($/oz)[3,4]	356	616	n/a	491	n/a
São Bento Mine, Brazil
Commercial Production	5,927	1,740	18,163	7,667	37,274
Tonnes Milled	20,069	-	90,024	20,069	183,650
Grade (grams / tonne)	8.88	-	7.23	11.71	7.10
Cash Operating Cost ($/oz)[4]	245	80	429	208	425
Total Cash Cost ($/oz)[2,4]	252	132	441	224	434
Total Production Cost ($/oz)[3,4]	211	(50)	463	152	450

1

Cost figures calculated in accordance with the Gold Institute Standard.

2

Cash Operating Costs, plus royalties and costs off-site administration.

3

Total Cash Costs, plus foreign exchange gain or loss, depreciation, amortization and reclamation expenses.

4

Cash operating, total cash and total production costs are non-GAAP measures.  See the section "Non-GAAP Measures" of this MD&A.

5

The Kisladag gold mine commenced commercial production on July 1, 2006.

6

The Tanjianshan gold mine commenced commercial production on February 1, 2007.

Eldorado Gold Corporation

Unaudited Consolidated Balance Sheet

(Expressed in thousands of U.S. dollars)

	June 30, 2007 $	December 31, 2006 $

Assets

Current assets
Cash and cash equivalents	75,884	59,967
Restricted cash	35,303	21,250
Accounts receivable, marketable securities and prepaids	29,737	28,306
Inventories	39,529	35,697
Future income taxes	1,152	10,182

	181,605	155,402

Restricted cash	48,300	58,300

Mining interests	334,404	311,080

Goodwill	2,238	2,238

	566,547	527,020

Liabilities

Current liabilities
Bank indebtedness	10,505	15,367
Accounts payable and accrued liabilities	33,564	29,267
Current portion of long-term debt	367	333
Current portion of asset retirement obligations	5,629	8,271

	50,065	53,238

Long-term debt	40,499	50,499

Contractual severance obligations	1,904	3,216

Asset retirement obligations	5,580	5,420

Future income taxes	21,583	18,742

	119,631	131,115

Shareholders’ Equity

Share capital	750,298	740,061

Contributed surplus	10,804	9,314

Accumulated other comprehensive (loss)	(29)	-

Deficit	(314,157)	(353,470)

	446,916	395,905

	566,547	527,020

Eldorado Gold Corporation

Unaudited Consolidated Statement of Earnings and Deficit

For the periods ended June 30,

(Expressed in thousands of U.S. dollars, except per share information)

	Three months ended		Six months ended
	2007 $	2006 $	2007 $	2006 $

Revenue
Gold sales	74,876	11,007	116,424	19,599
Interest and other income	1,786	2,258	3,725	3,094

	76,662	13,265	120,149	22,693

Expenses
Operating costs	31,642	8,574	46,708	16,321
Depletion, depreciation and amortization	4,645	87	7,754	170
General and administrative	4,618	3,681	12,040	8,243
Exploration	2,865	3,235	5,661	5,403
Accretion of asset retirement obligation	80	161	160	323
Foreign exchange (gain) loss	(2,089)	(2,481)	(2,654)	(914)
Loss (gain) on disposal of assets	(187)	-	(3,664)	(904)
Interest and financing costs	1,120	23	1,896	61

	42,694	13,280	67,901	28,703

Earnings (loss) before income taxes	33,968	(15)	52,248	(6,010)

Income tax (expense) recovery
Current	(1,042)	(29)	(1,064)	(69)
Future	(6,195)	259	(11,871)	(1,162)

	(7,237)	230	(12,935)	(1,231)

Net earnings (loss) for the period	26,731	215	39,313	(7,241)

Deficit, beginning of period	(340,888)	(364,226)	(353,470)	(356,770)

Deficit, end of period	(314,157)	(364,011)	(314,157)	(364,011)

Weighted average number of shares outstanding (thousands of shares)
Basic weighted average number of common shares outstanding	343,220	340,543	342,294	332,804

Diluted weighted average number of common shares outstanding	344,915	342,158	344,044	334.384

Net earnings (loss) per share		-
Basic - US$	0.08	-	0.11	(0.02)
Diluted - US$	0.08		0.11	(0.02)
Basic - Cdn$	0.09	-	0.13	(0.02)
Diluted - Cdn$	0.09	-	0.13	(0.02)

Eldorado Gold Corporation

Unaudited Consolidated Statement of Cash Flows

For the periods ended June 30,

(Expressed in thousands of U.S. dollars)

	Three months ended		Six months ended
	2007 $	2006 $	2007 $	2006 $

Cash flows generated from (used in):

Operating activities
Net earnings (loss) for the period	26,731	215	39,313	(7,241)
Items not affecting cash
Accretion of asset retirement obligation	80	162	160	323
Contractual severance expense	-	344	598	688
Depletion, depreciation and amortization	4,646	87	7,754	170
Unrealized foreign exchange gain (loss)	218	-	365	(66)
Property reclamation payments	(1,459)	-	(2,642)	-
Future income taxes	6,195	(258)	11,871	1,162
Gain on disposal of assets	(187)	-	(3,664)	(904)
Imputed interest and financing costs	17	23	34	46
Contractual severance obligation	(298)	-	(1,910)	-
Stock-based compensation expense	1,136	228	4,230	2,213

	37,079	801	56,109	(3,609)
Changes in non-cash working capital (note 5)	3,880	(10,544)	(2,457)	(17,779)

	40,959	(9,743)	53,652	(21,388)

Investing activities
Acquisition of property, plant and equipment for cash	(20,088)	(27,615)	(34,028)	(48,934)
Proceeds on disposal of assets	370	-	1,073	1,481
Proceeds on disposal of property, plant and equipment	289		289
Investment purchases	(380)	-	(380)	-
Recovery of mining interest costs from sale of pre-production gold	-	-	10,052	-
Deferred development expenditures on non-producing properties	(3,458)	(1,032)	(6,417)	(1,706)
Value added taxes recoverable on mining interest investments	2,384	(448)	3,461	(2,182)
Restricted cash	3,178	-	(4,053)	-

	(17,705)	(29,095)	(30,003)	(51,341)

Financing activities
Long-term debt repayment	(10,000)		(10,000)	-
Bank indebtedness repayment	(5,229)		(5,229)	-
Issuance of common shares for cash	6,675	1,333	7,497	170,584
Share issuance costs	-	-	-	(7,089)

	(8,554)	1,333	(7,732)	163,495

Net increase (decrease) in cash and cash equivalents	14,700	(37,505)	15,917	90,766

Cash and cash equivalents - beginning of period	61,184	162,097	59,967	33,826

Cash and cash equivalents - end of period	75,884	124,592	75,884	124,592

Supplementary cash flow information (note 5)

Eldorado Gold Corporation

Unaudited Consolidated Statement of Comprehensive Income

For the periods ended June 30,

(Expressed in thousands of U.S. dollars)

	Three months ended 2007 $	Six months Ended 2007 $

Net earnings for the periods ended June 30, 2007	26,731	39,313

Other comprehensive income (loss)
Unrealized gains (loss) on available-for-sale investment (note 4(e))	(48)	(9)

Comprehensive income (loss) for the periods ended June 30, 2007	26,683	39,304

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